SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 21)

BIOLASE, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

090911108

(CUSIP Number)

Larry N. Feinberg

c/o Oracle Investment Management, Inc.

262 Harbor Drive,

3RD FL

STAMFORD, CT 06902

(203) 862-7900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Robert L. Lawrence, Esq,

Kane Kessler, P.C,

666 Third Avenue, 23rd floor

New York, New York 10017

(212) 541-6222

May 13, 2020

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 2 of 16 pages

1	NAMES OF REPORTING PERSONS Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,442,615*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,442,615*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,442,615*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.97%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 39,229,867 Shares outstanding, which is the sum of 31,743,102 Shares outstanding as of May 4, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion (as defined herein) of 69,565 shares of Series E Preferred Stock (defined in Amendment No. 20) on May 13, 2020, plus 530,265 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 3 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,361,628*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,361,628*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,361,628*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.71%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 409,082 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 39,108,684 Shares outstanding, which is the sum of 31,743,102 Shares outstanding as of May 4, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020, plus 409,082 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 4 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 686,451*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 686,451*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,451*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 63,566 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 38,763,168 Shares outstanding, which is the sum of 31,743,102 Shares outstanding as of May 4, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020, plus 63,566 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 5 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Ten Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,336,251*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,336,251*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,251*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.45%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 57,617 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 38,757,219 Shares outstanding, which is the sum of 31,743,102 Shares outstanding as of May 4, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020, plus 57,617 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 6 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 47,885
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 47,885
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 38,699,602 Shares outstanding, which is the sum of 31,743,102 Shares outstanding as of May 4, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 7 of 16 pages

1	NAMES OF REPORTING PERSONS The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 38,699,602 Shares outstanding, which is the sum of 31,743,102 Shares outstanding as of May 4, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 8 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,384,330*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,384,330*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,384,330*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.82%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 39,229,867 Shares outstanding, which is the sum of 31,743,102 Shares outstanding as of May 4, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020, plus 530,265 Shares issuable upon exercise of warrants.

SCHEDULE 13D/A

CUSIP No. 090911108	Page 9 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,384,330*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,384,330*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,384,330*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.82%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Includes 530,265 Shares issuable upon exercise of warrants.

** This percentage is based on a total of 39,229,867 Shares outstanding, which is the sum of 31,743,102 Shares outstanding as of May 4, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020, plus 530,265 Shares issuable upon exercise of warrants.

This Amendment No. 21 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015, Amendment No. 11, filed on November 12, 2015, Amendment No. 12, filed on August 3, 2016, Amendment No. 13, filed on October 6, 2016, Amendment No. 14, filed on April 21, 2017, Amendment No. 15, filed on July 5, 2017, Amendment No. 16, filed on August 22, 2017, Amendment No. 17, filed on November 9, 2017, Amendment No. 18, filed on December 6, 2017, Amendment No. 19, filed on June 28, 2019, and Amendment No. 20, filed on November 4, 2019 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common stock par value $0.001 per share (“Shares”) of BIOLASE, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby supplemented as follows:

On May 13, 2020, the Issuer held its annual meeting of stockholders (the “2020 Annual Meeting”) at which the stockholders were asked to vote, among other things, to approve a charter amendment increasing the number of its authorized Shares in order to permit the full conversion of the Series E Preferred Stock and to approve the issuance of such number of Shares issuable upon the full conversion of the Series E Preferred Stock, including shares issuable pursuant to customary anti-dilution provisions (collectively, the “Issuance Proposals”). The stockholders voted to approve the Issuance Proposals at the 2020 Annual Meeting. Upon such stockholder approval, each share of Series E Preferred Stock automatically converted into 100 Shares, reflecting a conversion price of $0.5750 per Share (the “Automatic Conversion). As a result of the Automatic Conversion, a total of 6,956,500 new Shares were issued by the Issuer, of which Partners, Institutional Partners and Ten Fund received 1,276,500, 184,300 and 278,300 Shares, respectively, in respect of the shares of Series E Preferred Stock held by each of such entities.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on a total number of Shares outstanding equal to the sum of 31,743,102 Shares outstanding as of May 4, 2020, based on the Issuer’s Quarterly Report on Form 10-Q, filed on May 8, 2020, plus 6,956,500 Shares issued upon the Automatic Conversion of 69,565 shares of Series E Preferred Stock on May 13, 2020, plus the following number of  Shares currently issuable upon the exercise of warrants: (i) in the case of Mr. Larry Feinberg, General Partner and Manager (as defined below), 530,265; (ii) in the case of Partners (as defined below) 409,082; (iii) in the case of Institutional Partners (as defined below), 63,566; and (iv) in the case of Ten Fund (as defined below), 57,617. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Oracle Partners, L.P. (“Partners”) may be deemed to be the beneficial owner of 5,361,628 Shares, constituting approximately 13.71% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,361,628 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,361,628 Shares.

(a, b) Institutional Partners

As of the date hereof, Oracle Institutional Partners, L.P. (“Institutional Partners”) may be deemed to be the beneficial owner of 686,451 Shares, constituting approximately 1.77% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 686,451 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 686,451 Shares.

(a, b) Ten Fund

As of the date hereof, Oracle Ten Fund, L.P. (“Ten Fund”) may be deemed to be the beneficial owner of 1,336,251 Shares, constituting approximately 3.45% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,336,251 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,336,251 Shares.

(a, b) Retirement Plan

As of the date hereof, Oracle Investment Management, Inc. Employees’ Retirement Plan (“Retirement Plan”) may be deemed to be the beneficial owner of 47,885 Shares, constituting approximately 0.12% of the Shares outstanding.

Retirement Plan has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 47,885 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 47,885 Shares.

(a, b) Foundation

As of the date hereof, The Feinberg Family Foundation (“Foundation”) may be deemed to be the beneficial owner of 10,400 Shares, constituting approximately 0.03% of the Shares outstanding.

Foundation has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,400 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,400 Shares.

(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 7,384,330 Shares held in Partners, Institutional Partners and Ten Fund, constituting approximately 18.82% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,384,330 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,384,330 Shares.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Partners, Institutional Partners, Ten Fund and Retirement, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Partners, Institutional Partners, Ten Fund and Retirement. As of the date hereof, Manager may be deemed to be the beneficial owner of 7,384,330 Shares, constituting approximately 18.82% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,384,330 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,384,330 Shares.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. Mr. Feinberg serves as the Trustee of the Foundation, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Foundation. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 7,442,615 Shares, constituting approximately 18.97% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,442,615 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,442,615 Shares.

(c)	The Reporting Persons have not effected any transactions in the Shares in the last sixty days, except as set forth in this Amendment No. 21.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020	ORACLE PARTNERS, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: May 22, 2020	ORACLE TEN FUND, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: May 22, 2020	ORACLE INSTITUTIONAL PARTNERS, L.P.

	By:	ORACLE ASSOCIATES, LLC, its general partner

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: May 22, 2020	ORACLE INVESTMENT MANAGEMENT, INC.
EMPLOYEES’ RETIREMENT PLAN

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Trustee

Dated: May 22, 2020	ORACLE ASSOCIATES, LLC

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Managing Member

Dated: May 22, 2020	ORACLE INVESTMENT MANAGEMENT, INC.

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: President and Director

Dated: May 22, 2020	THE FEINBERG FAMILY FOUNDATION

	By:	/s/ Larry N. Feinberg
Name: Larry N. Feinberg
Title: Trustee

Dated: May 22, 2020	LARRY N. FEINBERG

/s/ Larry N. Feinberg